UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rallybio Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75120L100

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75120L100	13G

1.	NAMES OF REPORTING PERSONS New Leaf Ventures III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,147,757 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,147,757 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,147,757 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NLV-III (as defined in Item 2(a) of the Original Schedule 13G). NLVM-III (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of NLVA-III (as defined in Item 2(a) of the Original Schedule 13G), which is the general partner of NLV-III. Each of NLVM-III and NLVA-III may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NLVM-III and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 37,091,399 shares of the Issuer’s Common Stock outstanding immediately after the Issuer’s public offering (excluding the underwriter’s option to purchase an additional 1,250,000 shares), as reported in the Issuer’s prospectus on Form 424(b)(5) and filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2022 (the “Prospectus”).

CUSIP No. 75120L100	13G

1.	NAMES OF REPORTING PERSONS New Leaf Venture Associates III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,147,757 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,147,757 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,147,757 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NLV-III. NLVM-III is the general partner of NLVA-III, which is the general partner of NLV-III. Each of NLVM-III and NLVA-III may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NLVM-III and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 37,091,399 shares of the Issuer’s Common Stock outstanding immediately following the Issuer’s public offering, as reported in the Prospectus.

CUSIP No. 75120L100	13G

1.	NAMES OF REPORTING PERSONS New Leaf Venture Management III, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,147,757 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,147,757 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,147,757 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) 00

(1)

All such shares are held of record by NLV-III. NLVM-III is the general partner of NLVA-III, which is the general partner of NLV-III. Each of NLVM-III and NLVA-III may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NLVM-III and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 37,091,399 shares of the Issuer’s Common Stock outstanding immediately following the Issuer’s public offering, as reported in the Prospectus.

CUSIP No. 75120L100	13G

1.	NAMES OF REPORTING PERSONS New Leaf Biopharma Opportunities II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,153,846 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,153,846 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NL BPO-II (as defined in Item 2(a) of the Original Schedule 13G). NL BPOM-II (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of NL BPOA-II (as defined in Item 2(a) of the Original Schedule 13G), which is the general partner of NL BPO-II. Each of NL BPOM-II and NL BPOA-II may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NL BPOM-II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 37,091,399 shares of the Issuer’s Common Stock outstanding immediately following the Issuer’s public offering, as reported in the Prospectus.

CUSIP No. 75120L100	13G

1.	NAMES OF REPORTING PERSONS New Leaf BPO Associates II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,153,846 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,153,846 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NL BPO-II. NL BPOM-II is the general partner of NL BPOA-II, which is the general partner of NL BPO-II. Each of NL BPOM-II and NL BPOA-II may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NL BPOM-II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 37,091,399 shares of the Issuer’s Common Stock outstanding immediately following the Issuer’s public offering, as reported in the Prospectus.

CUSIP No. 75120L100	13G

1.	NAMES OF REPORTING PERSONS New Leaf BPO Management II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,153,846 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,153,846 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,846 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by NL BPO-II. NL BPOM-II is the general partner of NL BPOA-II, which is the general partner of NL BPO-II. Each of NL BPOM-II and NL BPOA-II may be deemed to have voting, investment and dispositive power with respect to these securities. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are the managing members of NL BPOM-II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 37,091,399 shares of the Issuer’s Common Stock outstanding immediately following the Issuer’s public offering, as reported in the Prospectus.

CUSIP No. 75120L100	13G

1.	NAMES OF REPORTING PERSONS Ronald Hunt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 21,532 shares of Common Stock underlying fully vested stock options, or stock options that fully vest within 60 days of December 31, 2022, owned directly by Hunt.
	6.	SHARED VOTING POWER 3,301,603 (1)
	7.	SOLE DISPOSITIVE POWER 21,532 shares of Common Stock underlying fully vested stock options, or stock options that fully vest within 60 days of December 31, 2022, owned directly by Hunt.
	8.	SHARED DISPOSITIVE POWER 3,301,603 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,323,135 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 2,147,757 shares of the Issuer’s Common Stock held by NLV-III and (ii) 1,153,846 shares of the Issuer’s Common Stock held by NL BPO-II. NLVM-III is the general partner of NLVA-III, which is the general partner of NLV-III. Each of NLVM-III and NLVA-III may be deemed to have voting, investment and dispositive power with respect to the shares held by NLV-III. NL BPOM-II is the general partner of NL BPOA-II, which is the general partner of NL BPO-II. Each of NL BPOM-II and NL BPOA-II may be deemed to have voting, investment and dispositive power with respect to the shares held by NL BPO-II. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are managing members of each of NLVM-III and NL BPOM-II and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NLV-III and NL BPO-II.

(2)

Based on 37,112,931 shares of the Issuer’s Common Stock, calculated as follows (i) 37,091,399 shares of the Issuer’s Common Stock outstanding immediately following the Issuer’s public offering, as reported in the Prospectus plus (ii) 21,532 shares of the Issuer’s Common Stock underlying fully vested stock options or options that will become fully vested within 60 days of December 31, 2022, granted to Hunt in his capacity as a member of the Issuer’s board of directors.

CUSIP No. 75120L100	13G

1.	NAMES OF REPORTING PERSONS Vijay Lathi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,301,603 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,301,603 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,301,603 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 2,147,757 shares of the Issuer’s Common Stock held by NLV-III and (ii) 1,153,846 shares of the Issuer’s Common Stock held by NL BPO-II. NLVM-III is the general partner of NLVA-III, which is the general partner of NLV-III. Each of NLVM-III and NLVA-III may be deemed to have voting, investment and dispositive power with respect to the shares held by NLV-III. NL BPOM-II is the general partner of NL BPOA-II, which is the general partner of NL BPO-II. Each of NL BPOM-II and NL BPOA-II may be deemed to have voting, investment and dispositive power with respect to the shares held by NL BPO-II. Ronald Hunt, a member of the Issuer’s board of directors, and Vijay Lathi are managing members of each of NLVM-III and NL BPOM-II and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of NLV-III and NL BPO-II.

(2)	Based on 37,091,399 shares of the Issuer’s Common Stock outstanding immediately following the Issuer’s public offering, as reported in the Prospectus.

CUSIP No. 75120L100	13G

Introductory Note: This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on February 11, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 75120L100	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

NEW LEAF VENTURES III, L.P.

By:	New Leaf Venture Associates III, L.P.
Its:	General Partner

By:	New Leaf Venture Management III, L.L.C.
Its:	General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	New Leaf Venture Management III, L.L.C.
Its:	General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	New Leaf BPO Associates II, L.P.
Its:	General Partner

By:	New Leaf BPO Management II, L.L.C.
Its:	General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

CUSIP No. 75120L100	13G

NEW LEAF BPO ASSOCIATES II, L.P.

By:	New Leaf BPO Management II, L.L.C.
Its:	General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Its:	Chief Financial Officer

*
Ronald Hunt

*
Vijay Lathi

*By:	/s/ Craig L. Slutzkin
Name:	Craig L. Slutzkin
Attorney-in-Fact

[*This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]